Exhibit (a)(5)(C)
FLOWERS FOODS AND TASTY BAKING COMPANY ANNOUNCE
THE COMMENCEMENT OF CASH TENDER OFFER FOR TASTY BAKING COMPANY
THOMASVILLE, GA and PHILADELPHIA, PA; April 21, 2011—Flowers Foods, Inc. (NYSE: FLO) (“Flowers”) and Tasty Baking Company (NasdaqGM: TSTY) (“Tasty”) announced today that Flowers’ direct wholly-owned subsidiary, Compass Merger Sub, Inc., has commenced its tender offer for all outstanding shares of common stock of Tasty at a price of $4.00 per share, net to the seller in cash, without interest and less any required withholding taxes.
The tender offer is being made in connection with the Agreement and Plan of Merger, dated April 10, 2011, by Flowers; Flowers Bakeries, LLC, a direct wholly-owned subsidiary of Flowers; and Tasty. Pursuant to an Assignment and Assumption Agreement, dated April 12, 2011, Flowers Bakeries, LLC assigned all its rights and obligations under the Agreement and Plan of Merger to Compass Merger Sub, Inc.
Tasty’s board of directors has unanimously determined that the Agreement and Plan of Merger and tender offer are in the best interests of Tasty’s shareholders. Tasty’s board of directors also recommends that shareholders of Tasty tender their shares pursuant to the tender offer.
The tender offer is scheduled to expire at midnight Philadelphia, PA time on May 19, 2011, unless extended.
Complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal, and other related materials filed by Flowers and Compass Merger Sub, Inc. with the SEC on April 21, 2011. In addition, on April 21, 2011, Tasty filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC relating to the offer.
Copies of Flowers’ offer to purchase, letter of transmittal, and other related materials, as well as copies of Tasty’s Schedule 14D-9, are available free of charge from Georgeson Inc., the information agent for the tender offer. Copies may be requested by calling Georgeson toll-free at (800) 676-0281. (Banks and brokers, please call (212) 440-9800.) Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

About Flowers Foods
Founded in 1919 and headquartered in Thomasville, Ga., Flowers Foods, with $2.6 billion in annual sales, is one of the nation’s leading producers and marketers of packaged bakery foods for retail and foodservice customers. Among the company’s top brands are Nature’s Own, Whitewheat, Cobblestone Mill, Blue Bird, and Mrs. Freshley’s. Flowers operates 39 bakeries that are among the most efficient in the baking industry. Flowers Foods produces, markets, and distributes fresh bakery products that are delivered to customers daily through a direct-store-delivery system serving the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada. The company also produces and distributes fresh snack cakes and frozen breads and rolls nationally through warehouse distribution. For more information, visit www.flowersfoods.com.
About Tasty Baking Company
Tasty Baking Company (NasdaqGM: TSTY ), founded in 1914 and headquartered in Philadelphia, Pa., is one of the country’s leading bakers of snack cakes, pies, cookies, and donuts. The company has manufacturing facilities in Philadelphia and Oxford, Pa. The company offers more than 100 products under the Tastykake brand name. For more information on Tasty Baking Company, visit www.tastykake.com.
Important Information about the Tender Offer
This press release is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of Tasty. Flowers and its wholly-owned subsidiary, Compass Merger Sub, Inc., will file with the SEC today a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Tasty will file with the SEC today a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Flowers, Compass Merger Sub, Inc., and Tasty will mail these documents to the shareholders of Tasty. These documents contain important information about the tender offer and shareholders of Tasty are urged to read them carefully.
Tasty shareholders may obtain free copies of these materials and other documents filed with the SEC by Flowers or Tasty through the web site maintained by the SEC at www.sec.gov. In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained for free by calling Georgeson Inc., Flowers’ information agent for the offer, at (800) 676-0281 (toll-free) or (212) 440-9800 (collect) or by contacting Flowers at 1919 Flowers Circle, Thomasville, GA 31757. The Schedule 14D-9 also may be obtained for free by calling Georgeson at the phone numbers noted above or may be obtained for free by contacting Tasty at Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, PA 19112.
Forward Looking Statements
This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Flowers,

Tasty and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Tasty’s business may not perform as expected due to transaction-related uncertainty or other factors; that Flowers is unable to successfully implement integration strategies; and other risks that are described in Flowers’s and Tasty’s SEC reports, including but not limited to the risks described under “Risk Factors” in Part I, Item 1A each of their Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and December 25, 2010, respectively. Flowers and Tasty assume no obligation and do not intend to update these forward-looking statements.
Media Contact: Mary A. Krier, Flowers Foods (229) 227-2333
                            Timothy Spreitzer, Tierney (for Tasty Baking Company) (215) 790-4417

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